Exhibit 12.1

FLYi, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Six Months Ended
	June 30,
	2004	2005
Earnings:
Income (loss) before income taxes	$(37,948)	$(202,236)

Less: Capitalized interest	(667)	(1,539)
Add:
Fixed charges	16,617	18,559
Amortization of capitalized interest	299	1,850
Adjusted earnings	$(21,699)	$(183,366)

Fixed charges:
Interest expense and capitalized interest	$7,666	9,618
Amortization of deferred financing costs	615	494
Rent expense representative of interest	8,336	8,447
Total fixed charges	$16,617	$18,559

Ratio of earnings to fixed charges	(1.31)	(9.88	)(1)

(1)  Earnings were inadequate to cover fixed charges by $201.9 million for the six months ended June 30, 2005.